FIRST QUARTER 2009
QUARTERLY REVIEW WEBCAST

Slide 1

This is Bob Meeder, President of Meeder Financial and The Flex-funds® family of mutual funds.  Welcome to our first quarter 2009 quarterly review.

Slide 2

The agenda for this webcast is as follows:  we will start with a thorough review of the first quarter of 2009; we will then discuss our current investment strategies; and we will wrap up the webcast by sharing with you what we believe may be the key drivers that could affect the financial markets and the economy for the balance of this year.

Slide 3

Before I begin, I would like to highlight The Flex-funds® Money Market Fund.  Remarkably, for the 23rd consecutive calendar year, the Money Market’s yield was in the top 10% of all general purpose money market funds according to iMoneynet.  And, as of March 31, 2009, The Money Market Fund is providing an extremely competitive yield against other money market funds.  In regards to the Fund’s portfolio, since the Fund’s inception, the quality of our investments have always come first.  We do not and will not sacrifice quality for yield and the past 18 months is a perfect example of this commitment.  Due to this philosophy and our extensive research analysis, we have been able to successfully navigate the turmoil in the financial markets for the past 18 months.  For example, we moved away from the financials sector, we reduced our exposure to short-term corporate debt securities and for the past 3+ years we have totally avoided asset-backed commercial paper.  At the same time we have increased our exposure to U.S. Government agency securities.  For more information about The Flex-funds® family of mutual funds, please visit our website at www.flexfunds.com.

Slide 4

The following is a chart of the S&P 500 for the first quarter of 2009.  The performance of the stock market for the first quarter can be broken down into two distinct phases.  The first two-thirds of the quarter experienced record-breaking weakness, specifically, January was the worst January in the history of the stock market; February’s performance was the worst since 1933; and, as of March 6, the S&P 500 was down over 24% which was the worst year-to-date performance in the history of the stock market.  However, from March 6, the stock market then experienced the best three-week rally since 1933.

Slide 5

Unfortunately, we tied another record.  Prior to the beginning of this year, in the history of the stock market, there was only one time when the stock market experienced six consecutive negative quarters.  Regrettably, with the S&P 500 being down 11% in the first quarter of 2009, we have now experienced six negative quarters in a row going back to the fourth quarter of 2007.  An interesting note though – there has never been seven consecutive negative quarters in the history of the stock market.

Slide 6

This slide shows the performance of large-, mid- and small-cap stocks, international stocks, real estate and commodities.  As you can see, the performance for these asset classes for the past one, three and five years has been extremely disappointing and challenging and the ten-year returns for the S&P 500 and international stocks rank near the top of the worst ten-year periods.

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The most widely discussed sector of the stock market has been financials.  Understandingly so, as they are down 75% over the past two years.

Slide 8

I can only assume the previous slides are extremely discouraging and causes great angst amongst most investors.  However, we believe there are reasons for hope.  The next few slides that I am going to go over with you provide a big picture idea on why we believe the future could be more promising.  And later in our quarterly review Dale Smith, our Chief Investment Officer, will provide more in-depth and detailed explanations on why we believe the stock market may have better days ahead.

Slide 9

With that said, the ultimate question is how likely is it for the stock market to continue to perform like it has so far this decade.  In our opinion, it is an extremely low probability that the stock market will continue to perform like it has so far this decade.  One of the reasons is due to our belief that the stock market always goes from one extreme of greed and optimism to the other extreme of fear and pessimism and, ultimately, will revert back to its long-term average.  To illustrate how the stock market goes from one extreme to the other extreme let’s review what has happened over the last 19+ years.  Let’s start with reviewing the 1990’s.  From 1929 to 1999, the S&P 500 had an average annual compounded rate of return of 10% per year.  But, in the 90’s, the S&P 500 averaged 18% per year.  So, if one believed the stock market got too far ahead of its long-term average in the 90’s and at the end of 2008 it would have had to revert back to its long-term average of 10%, then the S&P would have had to averaged 3% per year this decade.  Let me explain how this works.  If one takes a hypothetical 3% average annual compounded rate of return for the S&P for this decade and the 18% average annual compounded rate of return for the 90’s and combines them together, it would equal an average annual compounded rate of return of 10% per year.  As you can see, what actually has occurred this decade is that the S&P 500 has had an average annual compounded rate of return of a -4.7%.  In our opinion, this is a perfect example of how the stock market goes from one extreme to the other extreme so one could easily conclude that not only have we been in the process of reverting back to its long-term average one could, it could potentially conclude that we are in the process of correcting the excesses of the 90’s.

Slide 10

So, if the stock market has done just the opposite of the 90’s and overcorrected on the downside this decade and is going to start reverting back up to its long-term average of 10% in let’s say in the next ten years, the S&P 500 would have to average 27% per year.  Let me explain how I arrived at the 27% per year.  Just like the previous chart if one takes the -4.7% average annual compounded rate of return that the S&P 500 has actually experienced this decade and a hypothetical 27% average annual rate of return for the next ten years and combines them together, it would equal an average annual compounded rate of return of 10% per year.  A key point I must make and that I ask you to remember is that we are not predicting that the stock market is going to immediately start reverting back to its long-term average.  We do believe that the declines in the stock market at some point in time argues favorably for the potential mean reversion to the upside sometime in the relatively near future.  The main point we want to make is that the 90’s produced exceptional returns and at the end of the 90’s many investors just had to own stocks as they appeared to be the sure thing.  In hindsight, it was not the right thing to do and the exact opposite could be said about this decade.  Now. many investors are avoiding stocks which again could be the exact wrong thing to do.  The reversion of the mean concept is just one of the many reasons why we believe it is so important for investors to stay the course despite the temptation to exit the stock market and seek less risking investments.

Slide 11

As I mentioned in a previous slide, January of 2009 was the worst performing January ever.  The good news is, in the previous five worst January’s, the stock market finished up for the remainder of the year in four out of five of those years.  On March 6, 2009, the stock market made a 12-year low.  This has occurred only two other times – in 1932 and 1974.  When it occurred in 1932, the stock market was only three months away from its ultimate low and, when it occurred on December 6, 1974, it was the actual low.  And lastly, the decline in GDP in the fourth quarter of 2008 was the worst quarterly decline in GDP since 1982.  Ironically, from the extreme quarterly decline in GDP in 1982, the stock market then gained over 50% over the next 12 months.

Slide 12

While carefully attempting to avoid any partisan political comment, we have found it interesting to see historically how the stock market has performed when there has been a change from a Republican president to a president who is a Democrat.  Historically, on average, as the red line shows typically the markets have trended sideways through the first quarter of the post-election year before climbing strongly through the remainder of the year.  The theory here is that as the uncertainty of the potential effects of change become resolved the financial markets begin to settle down.  What is fascinating to us is, on an extremely short-term basis, the stock market is darn near replicating this pattern so far this year.  With that said, I am now going to turn the remainder of the first quarter review over to Dale Smith, our Chief Investment Officer, who will inform you of our current investment strategies and what we believe may be the key drivers that could affect the financial markets and the economy.

Slide 13

Thank you Bob.  As Bob said, I will start with our current investment positions and conclude with our observations of the current key drivers of the markets.  Over the past three months in our Growth and Aggressive Growth Portfolios, we have slightly increased our large cap exposure and correspondingly reduced mid-cap and small-cap fund exposures.  We started the quarter fairly conservatively invested in low beta sectors including utilities and staples on the value side and health care on the growth side.  On a relative basis this served us quite well during January and February.  In early March, we decreased utilities and staples from an overweight position to an underweight.  We also increased financials from an underweight to a neutral weight and we increased materials and energy from an underweight to an overweight position.  We continue to hold no direct international funds.

As it relates to our Defensive Equity Portfolios, we continue with a partially defensive position that we have been in since January of 2008.  Our quantitative models continue to indicate elements of a high risk market and thus a partially defensive position is still warranted.  Depending on the specific product, we were approximately 50% defensive in our Defensive Equity Portfolios as of quarter end.  And the equity holdings were very similar to those of the Growth Portfolios.

In the Defensive Fixed Income Portfolios, our models continue to indicate rates will remain in a thoroughly tight trading range.  As a result, we have maintained a target maturity very close to our benchmarks.  We continue to be overweight in Government Agencies and underweight in corporate bonds and treasuries.

Slide 14

This slide shows our relative positioning in large-cap, mid-cap and small-cap funds over the past three years.  The declining section of yellow and blue over the last quarter shows the decrease in our mid-cap and small-cap holdings and the corresponding increase in large-cap holdings.  Small caps normally do quite well after the bottom of a recession and though our small-cap holdings thus far have been of relatively conservative nature we can see ourselves increasing this in the months to come.

Slide 15

As it relates to growth versus value positioning, our models continue to trend towards a relatively neutral stance.  Interestingly here, though we were slightly overweighted in value, we consciously avoided financials in January and February while overweighting staples and utilities.  This helped to contribute to our outperformance in the first quarter.

Slide 16

As I said previously, we continue to avoid direct exposure to international markets.  One good example is shown here as Japanese industrial production has now fallen a staggering 38.4% on a year over year basis.  We also believe that Europe which was much slower to respond to the current economic crisis will lag the U.S. in coming out of this recession.

Slide 17

In early 2009, we said that the key drivers for the duration and severity of the recession would depend on first the credit markets and how the various government rescue plans would take root.  If successful, we would see spreads begin to narrow and lending correspondingly increase.  The second key driver would be how the government would offset the effects of deleveraging by financial entities, businesses and, most importantly, consumers who make up approximately 70% of GDP.  And, third, the key economic ingredients including GDP, unemployment, inflation, housing and, ultimately, corporate profitability.

Slide 18

Turning first to interest rates, this slide shows interest rates for various maturities for each of the last three calendar year-ends and as of March 31, 2009.  What’s interesting to note here is that through all of the equity gyrations of the first quarter the rates for two-year, five-year and ten-year treasuries have been virtually unchanged.

Slide 19

This slide shows the spread in interest rates between 30-year corporate bonds and 30-year treasury bonds for the past 30 years.  The blue line indicates the spread between AAA corporate bonds and treasury bonds while the red line shows spread between BAA bonds which is the lowest level bond that is still considered investment grade and treasury bonds.  As you can see, though spreads have come down somewhat they are still very high by historical standards.

Slide 20

This slide depicts GDP by quarter since 1980.  As Bob said earlier, the fourth quarter of 2008 was the worst quarter since 1982.  As Bob also said previously, from June of 1982 to June of 1983, the market responded by increasing by over 50%.

Slide 21

Looking more currently, this slide depicts the Institute for Supply Management’s manufacturing index for the past few years.  A result under 50 for a month indicates a contracting market for manufacturing.  March marked the 14th consecutive month of declining activity.

Slide 22

Looking at corporate earnings for a second, the fourth quarter marked the first time in the history of the S&P 500 that earnings were negative.  This unexpected result was a key driver in the market’s declines of the first quarter.

Slide 23

It’s not all gloom and doom however.  Another key driver we follow is monthly retail sales as the consumer is so important to GDP.  After falling consistently for all of 2008, the last two months have actually shown an increase.

Slide 24

Quarterly, the Federal Reserve provides projections of GDP, unemployment and inflation.  This slide depicts GDP for the past five calendar years along with projections for the next three years and beyond.  The Federal Reserve expects GDP to be negative for 2009 rising to approximately 3% in 2010, and up to 4 to 5 percent in 2011 before settling down into its long-run expectations of 2-1/2 to 3 percent.

Slide 25

Unemployment just reached a new high for this cycle of 8-1/2% and will likely continue higher.  However, as we have said in previous quarterly status reviews unemployment is a lagging indicator and there are other ways to look at the employment picture.

Slide 26

This slide shows the change in non-farm payrolls by month for the past two years.  It shows that for 15 consecutive months we have seen a net decrease in non-farm payrolls.  Now let’s look at how that compares to previous market cycles.

Slide 27

Though this slide may look initially confusing, let me explain.  This slide shows the cumulative job losses relative to peak employment for the current cycle as depicted by the arrow in the other 10 recessions since World War II.  Where the rate of loss has been greater than the most recent two recessions the rate of loss has been fairly typical with other recessions over the past 60 years from which, of course, jobs ultimately recovered.

Slide 28

A more meaningful and more current key indicator of unemployment we like to follow is the four-week average of initial unemployment claims depicted here in blue.  Though it has not yet begun to turn down, it is often a very positive sign when this indicator begins to recede.

Slide 29

As I said previously, unemployment itself is a lagging indicator.  Here the Fed fully expects unemployment to remain elevated for the next three years; specifically, near 9% in 2009, approximately 8% in 2010 and 7% in 2011 before settling down to a 5% rate long-term.

Slide 30

Though it was a major worry a year ago, in recent Government stimulus efforts may ultimately make a worry in the future, currently, inflation is of little concern.  As I am sure you remember, last July oil was $140 a barrel.  The decline in oil prices will likely result in the headlight inflation number actually becoming a negative number by this summer.

Slide 31

Looking ahead, the Federal Reserve expects inflation to stay well contained for each of the next three years.

Slide 32

Finally, I’d like to turn your attention to housing.  First, looking at new home sales.  As measured by inventory divided by monthly sales, the supply of new homes continues to hit record highs.

Slide 33

The good news here is that it can’t get much worse.  While new home sales have plummeted over the past three years, at the current rate of decline, new home sales would actually hit zero by November 2009.  So the rate of decline simply has to decrease over the coming months.

Slide 34

This slide summarizes the Case Schiller 10 city and 20 city composite home price indices for the past 20 years.  As the red and green lines on the bottom clip indicate, the most recent data shows that these indices have reached record year over year declines and marked the third consecutive year of decreases.  While making no prediction that we have hit a bottom in housing, clearly we are closer than we were a year or two ago.

Slide 35

The housing problem continues to be very regional in nature.  This slide shows the percentage of mortgaged properties with negative equity for each state and shows how the problem continues to excessively impact Nevada, Michigan, Arizona, Florida and California.

Slide 36

There is actually some good news related to housing.  The recent Government stimulus package provided powerful tax credit incentives for first-time homebuyers.  Meanwhile, other Government actions have helped push 30-year mortgage rates to 50+ year lows.  Both the tax credits and the reductions in mortgage rates should help in putting a floor under housing prices.

That concludes my comments and with that I would like to pass it back to Bob.

Slide 37

Thank you for listening to our first quarter investment review.  We trust you found the information helpful and informative.  We would appreciate any feedback you may have on how we can improve our communications.  Once again, thank you and, if you have any questions or comments, please feel free to call or e-mail us.